

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via Email

Darrell Cavens
President and Chief Executive Officer
zulily, inc.
2200 First Avenue South
Seattle, WA 98134

     Re: zulily, inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed November 1, 2013
              File No. 333-191617

Dear Mr. Cavens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to disclose the portion of the over-allotment shares that will be sold by each of the company and the selling stockholders.

Dilution, page 46

2. Please explain to us, with a view toward disclosure, the reason for the difference between the September 29, 2013 pro forma as adjusted tangible net book value and the September 29, 2013 pro forma as adjusted total stockholders' equity disclosed on page 45.

Principal and Selling Stockholders, page 112

3. Please briefly describe the way(s) in which the selling stockholders received the shares of common stock that are being registered in this offering.

Exhibit 5.1

4. Please have counsel clarify in the first paragraph that Cooley LLP has acted as counsel to the company.

5. Counsel may not assume the due execution and delivery of documents of the party it is representing. Please revise the second sentence of the second paragraph of the opinion accordingly.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director